Exhibit 99.1

FOR IMMEDIATE RELEASE

Micromem Technologies Inc. Provides an Update on Executed Manufacturing and Supply
Agreements and Ongoing Business Initiatives

TORONTO, NEW YORK, N.Y.—July 16, 2010 — Micromem Technologies Inc., (Micromem, the “Company”) (OTC BB: MMTIF, CNSX: MRM) and its wholly-owned subsidiary, Micromem Applied Sensor Technologies, Inc. (MAST) (www.mastinc.com), provide the following update on executed manufacturing and supply agreements and other business initiatives that were outlined and discussed in our March , 2010 press release.

1.	The Company has delivered all material required to complete the final phase of the Unotron Incorporated certification testing. The certification process and timetable is managed by the licensing authorities. Once completed, the Company will be positioned to sell these certified units under the terms of the agreement previously struck with its contracted customer.

2.	Management continues to negotiate a business development agreement with BAE. A further update to the shareholders is subject to a mutually agreed upon press release by the two companies.

3.	Micromem has filed a submission to obtain FDA 510(k) clearance for the medical device which incorporates our magnetic sensors for an adjunctive screening indication in the breast. The review process depends in large part on the type and amount of additional information FDA requests regarding the device, if any, and how quickly Micromem can provide the requested information. To date Micromem has supplied all additional material requested. As previously announced FDA’s clearance of a 510(k) notice for the device would authorize the device to be marketed for the listed indications in the United States.

4.	Norwegian EM Technology (NEMT) continues to test our magnetic device in conjunction with its software design for exploration purposes. Management’s discussions and negotiations with NEMT are proceeding and test results continue to come back better than expected.

5.	Development work continues on both our mining and our oil sensor prototypes as part of our client/product pipeline.

6.	The Company continues to invest in its IP as its business development initiatives have evolved and provide future opportunities.

7.	As previously disclosed the parent company of NanoOpto recently announced that its NanoOpto operations will be discontinued. Management is currently working with the parent company to find an alternative source for its concentrator development.

8.	Whereas Micromem anticipated that it would be positioned to report revenues from the initiatives described in points (1) and (3) above by March 31st, as reported in December 2009, its expectations at this stage are that these revenue opportunities will be realized in 2010 as the delays in commercialization have been due to production logistics and required regulatory approvals.

MRAM Update:

Micromem’s MRAM is a viable technology and its current applications on Gallium Arsenide continue to be niche uses in specific fields. Micromem has elected to focus on the near term business opportunities brought on by the sensor development that evolved in conjunction with the MRAM work, hence the creation of Micromem Applied Sensor Technologies ( MAST). Micromem will continue to work on its MRAM with interested parties to utilize the current design or enhance the device for more mainstream applications including the use of Silicon as a main substrate. None of the company’s previously announced Joint Development Agreements contemplate the use of the MRAM as a component where we have committed the sensor technology.

Micromem will provide further updates on these developments as they occur.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

###

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
               CNSX - Symbol: MRM
Shares issued: 93,294,704
SEC File No: 0-26005

Investor Contact: Jason Baun, Chief Information Officer; 416-364-2023

###